

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2015

Via E-Mail
Mr. John F. Stapleton
Chief Financial Officer
El Capitan Precious Metals, Inc.
8390 Via de Ventura, Suite F-110
Scottsdale, AZ 85258

     Re: **El Capitan Precious Metals Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2014
              Filed December 29, 2014
              Form 8-K Filed January 14, 2015
              File No. 333-56262

Dear Mr. Stapleton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

Business, page 5

1.   Under SEC Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve. Your use of the term ore in this section and elsewhere implies economic extraction without demonstrating the process and associated economics. Please remove the terms ore, ore grade, ore body from your filing.

Transitioning from an Exploration to an Operating Company, page 6 and 23

2.   Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by the Guide 7(a) (1), your company may only be in the exploration stage, as defined by Guide

7(a) (4) (i). As such, the SEC's Industry Guide 7 specifically requires that your filing describe your business activities as exploration state activities until your company has reserves as defined in the Industry Guide 7.

- Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. Please clearly state that your company is currently engaged in mineral exploration activities and that you are in the exploration state.

- Please remove all references in your filing of the terms development, production, or mining operations, or any term that may imply mineral production, such as operations.

- In particular, substitute the term mineral exploration for mining operations.

There may be further comments concerning these points, pending your response.

3.   We note your disclosure of a gold equivalent grade in this section and elsewhere in your filing. Please amend your filing and disclose the other associated commodities or products, the method you used to calculate this equivalent value, and the associated parameters used to prepare this estimated economic value. This may include your assumed operating costs, metal prices, and metallurgical recoveries.

Description of Interests, page 18

4.   Please modify your filing and disclose the following information for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

  Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

5.   We note that Randy Brolin and GL Environmental Inc. appear to co-own many of your mining claims. Please amend your filing and disclose their relationship to your company.

Previous Operations, page 19

6.   We note you disclose previous mining activities on your mineral properties. Please modify your filing and elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

7.   Please amend your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities, such as the AuraSource equipment and related support facilities.

- The current state of exploration of the property.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Exploration and Development, page 21 and 22

8.   In this section you use the terms measured, indicated, and/or inferred resources and measured reserves based upon the Canadian National Instrument 43-101. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please modify your filing to remove references to resources or provide the basis for preparing the mineral estimates in your Form 10-K in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States.

9.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols

Current Developments in Fiscal Year 2014, page 23

10.   We note in 2014 you reached an agreement with Logistica US Terminals LLC and Glencore Xstrata for delivery of your concentrates and iron ore. Please file these agreements with your amended filing or explain why these agreements are not required to be filed under Item 601 of Regulation S-K.

Form 8-K filed January 14, 2015
Exhibit 99

11.   We note that you plan to mine 350,000 to 400,000 metric tons in Fiscal 2015, yielding gross revenues from the sales of these precious metals concentrates of $22–26 million. You also expect such revenues to yield $4.5–5.3 million of pre-tax profit for fiscal 2015 booked on an accrual basis in accordance with GAAP with a cumulative positive pre-tax profit expected in the quarter ending June 30. Please provide us with the basis for these projections in accordance with Item 10(b) of Regulation S-K. As part of your response, please explain in detail the basis or rationale for any assumptions that were used to arrive at your fiscal 2015 revenue estimates from sales of precious metals and the related expenses and pre-tax profits that you expect to generate for fiscal 2015 as a result of these revenue-generating activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551- 3813 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining